SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G


               Under the Securities Exchange Act of 1934

                          (Amendment No. 2 )


                        Rocky Shoes & Boots, Inc.
                     -----------------------------
                             Name of Issuer


                             COMMON STOCK
                    ------------------------------
                     Title of Class of Securities


                               774830103
                            --------------
                             CUSIP Number


                            March 31, 2000
                      ----------------------------
                      Date of Event which requires
                        Filing of this Statement



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No.   774830103

1.	Name of Reporting Person
	S.S. or I.R.S. Identification No. of Above Person

		Piedmont Capital Management Corporation
		54-1769685

2.	Check the Appropriate Box if a Member of a Group
         	(a)[  ]	(b)[  ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

		United States

Number of Shares Beneficially Owned by Each Reporting
Person with:

5.	Sole Voting Power		195,500

6.	Shared Voting Power		None

7.	Sole Dispositive Power	        195,500

8.	Shared Dispositive Power	None

9.	Aggregate Amount Beneficially Owned by Each
Reporting Person

		195,500

10.	Check box if the Aggregate Amount in Row (9)
	Excludes Certain Shares		[ ]

11.	Percent of Class Represented by Amount in Row (9)

		4.4% (based on 4,489,215 outstanding shares)

12.	Type of Reporting Person	IA

Item 1.

(a)	Name of Issuer:

		Rocky Shoes & Boots Inc.

(b)	Address of Issuer's Principal Executive Offices:

		39 E. Canal Street
		Nelsonville, OH  45764

Item 2.
(a)	Name of Person Filing:

		Piedmont Capital Management Corporation

(b)	Address of Principal Business Office, or if None,
Residence:

		One James Center, Suite 1500
		Richmond, VA  23219

(c)	Citizenship:

		United States

(d)	Title of Class of Securities:

		Common Stock

(e)	CUSIP Number:	774830103



Item 3. If this statement is filed pursuant to Rules
13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of
the Act.
(b) [ ] Bank as defined in Section 13(a)(6) of the Act.
(c) [ ] Insurance company as defined in Section 13(a)(19)
of the Act.
(d) [ ] Investment company registered under Section 8 of
the investment company act.
(e) [x] Investment adviser registered under Section 203
of the investment advisers act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the employee retirement income security act of 1974 or endowment fund; see SS.240.13d- 1(b)(1)(ii)(f).
(g) [ ] Parent holding company, in accordance with
ss.240.13d-1(b)(ii)(g) 	(note: see Item 7.)
(h) [ ] Group, in accordance with SS.240.13d-1(b)(1)(ii)(h).

Item 4.  Ownership.

If more than five percent of the class is owned, indicate:

(a)	Amount beneficially owned:

(b)	Percent of class:

(c) Number of shares as to which such person has:

 (i)	Sole power to vote or direct the vote.

 (ii)	Shared power to vote or to direct the vote

 (iii)  Sole power to dispose or to direct the
        disposition of:

 (iv) Shared power to dispose or to direct the disposition of:


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [x].

Item 6.  Ownership of More Than Five Percent on Behalf of Another
Person.

		Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent
Holding Company.

		Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

		Not applicable.

Item 9.  Notice of Dissolution of Group.

		Not applicable.

Item 10. Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issure of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


					Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   By:     /S/  THOMAS E. MEGSON
                                           -----------------------
                                   Name:   Thomas E. Megson
                                   Title:  President


                                   Dated:  September 8, 2000